# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PATRIOT NATIONAL BANCORP INC, CIK 0001098146
CUSIP: 70336F203
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901
Date of event which requires filing of this statement: 03/20/2025
Filed by CIK 0002064425
Persons authorized to receive notices and communications: Sanford Michelman, Michelman & Robinson, LLP, 10880 Wilshire Blvd, 19th Floor, Los Angeles, California (CA), 90024, (310) 299-5500; Stephen A. Weiss, Michelman & Robinson, LLP, 10880 Wilshire Blvd, 19th Floor, Los Angeles, California (CA), 90024, (310) 299-5500

## Reporting persons
- FHNB LLC (CIK 0002064425): type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,666,667; shared voting power 0; sole dispositive power 6,666,667; shared dispositive power 0; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock (as defined below) having been issued in connection with the Private Placement (as defined below) and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA (as defined below) filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- FlyHouse Management LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,666,667; shared voting power 0; sole dispositive power 6,666,667; shared dispositive power 0; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- RIL Capital LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- Revolution Worldwide LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- Spencer Talia Living Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- Sanford Michelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- Laura Michelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- Jean S. Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- The Bryan Ezralow 1994 Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- Bryan Ezralow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- The Marc Ezralow 1997 Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.
- Marc Ezralow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,666,667; sole dispositive power 0; shared dispositive power 6,666,667; aggregate amount beneficially owned 6,666,667 (9% of the class)
  Comment: Percent of Class calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: PATRIOT NATIONAL BANCORP INC
Address of issuer's principal executive offices: 900 BEDFORD ST, STAMFORD, Connecticut (CT), 06901
Comment:
FHNB LLC ("FHNB") is a California limited liability company formed for the sole purpose of acquiring 6,666,667 shares (the "Shares") of common stock, par value $0.01 ("Common Stock"), of Patriot National Bancorp Inc. (Nasdaq: PNBK) (the "Issuer") in a Regulation D private placement (the "Private Placement") to accredited investors of, among other securities, 69,733,440 shares of Common Stock, offered and sold at a price of $0.75 per share, pursuant to a securities purchase agreement by and among Issuer and FHNB, among other investors, dated as of March 20, 2025 (the "SPA").

FlyHouse Management LLC ("FlyHouse") is a California limited liability company that is deemed a beneficial owner of the Shares owned by FHNB by virtue of FlyHouse's controlling equity interest in FHNB. Each of RIL Capital LLC ("RIL"), a California limited liability company, and Revolution Worldwide LLC ("Revolution"), a Delaware limited liability company, is a beneficial owner of the Shares given their contractual dispositive power over securities held by FlyHouse and its subsidiaries such as FHNB. Each of the Spencer Talia Living Trust (the "ST Trust"), which is the sole member of RIL, and the three managers of RIL, Sanford Michelman ("S. Michelman"), Laura Michelman ("L. Michelman") (S. Michelman and L. Michelman also being settlors and trustees of the ST Trust), and Jean S. Lee ("J. S. Lee", collectively with RIL, the ST Trust, S. Michelman and L. Michelman, the "RIL Persons") has dispositive power over the Shares by virtue of each's contractual authority to act unilaterally on behalf of RIL. Likewise, each of The Bryan Ezralow 1994 Trust (the "B. Ezralow Trust"), Bryan Ezralow as its trustee ("B. Ezralow"), The Marc Ezralow 1997 Trust (the "M. Ezralow Trust", collectively with the B. Ezralow Trust the "Ezralow Trusts") and Marc Ezralow as its trustee ("M. Ezralow", collectively with Revolution, B. Ezralow, and the Ezralow Trusts, the "Revolution Persons") is each a beneficial owner of the Shares given each Ezralow Trust's dispositive power over the Shares by virtue of their respective equity ownership of Revolution, B. Ezralow's trusteeship of the B. Ezralow Trust and M. Ezralow's trusteeship of the M. Ezralow Trust. FHNB, FlyHouse, the RIL Persons and the Revolution Persons collectively are referred to herein as the "Reporting Persons". Each of the Reporting Persons other than FHNB expressly disclaims beneficial ownership of the securities owned by FHNB including the Shares except to the extent of his, her or its pecuniary interest therein.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the Reporting Persons.
Residence or business address: The principal business address for each of FHNB, FlyHouse and the RIL Persons is c/o Michelman & Robinson LLP, 10880 Wilshire Blvd., 19th floor, Los Angeles, CA 90024. The principal business address for each of the Revolution Persons is 23622 Calabasas Road, Suite 200, Calabasas, CA 91302.
Present principal occupation or employment: The principal occupation of FHNB is special purpose vehicle to own the Shares. The principal occupation of FlyHouse is the chartering, ownership and management of private jet aircraft for itself and other third parties. RIL is a private investment fund. The ST Trust is a family estate planning vehicle. S. Michelman and L. Michelman are attorneys. J. S. Lee is a partner in Citrin Cooperman's Business Management Family Office, specializing in business management, wealth planning, and financial services for high net-worth individuals and entertainment industry artists and their companies. Revolution owns and manages an aircraft. Each of the Ezralow Trusts is a family estate planning vehicle. M. Ezralow is a film producer and President of The Ezralow Company, a Southern California-based real estate and investment firm, and B. Ezralow is Chief Executive Officer of The Ezralow Company.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of FHNB, FlyHouse, and RIL is a limited liability company formed under the laws of the State of California. Revolution is a limited liability company formed under the laws of the State of Delaware. Each of the other Reporting Persons is a U. S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: FHNB paid approximately $5 million in cash to purchase the Shares, the source of which was capital contributions from its members, including without limitation FlyHouse.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 20, 2025, FHNB purchased 6,666,667 Shares for approximately $5 million cash as part of the $57.75 million Private Placement of securities by the Issuer, as reported on the Issuer's Current Report on Form 8-K filed with the SEC on March 26, 2025. The foregoing summary of the SPA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the SPA, which is filed as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

The Reporting Persons hold the Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to other entities, including without limitation affiliates. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, and Reporting Person's need for liquidity.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons are each the beneficial owner of the 6,666,667 Shares, which are held directly by FHNB and constitute approximately 9.0% of the outstanding Common Stock of the Issuer, as calculated on the basis of (i) 69,733,334 shares of Common Stock having been issued in connection with the Private Placement and (ii) 3,991,852 shares of Common Stock having been outstanding as of immediately prior to the Private Placement, as stated in the SPA filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the SEC March 21, 2025. Each of the Reporting Persons other than FHNB expressly disclaims beneficial ownership of the securities owned by FHNB including the Shares except to the extent of his, her or its pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of FHNB's and FlyHouse's beneficial ownership can accurately be described as follows:
(i) Sole power to vote or direct the vote: 6,666,667
(ii) Shared power to direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 6,666,667
(iv) Shared power to dispose or direct the disposition: 0.

Each of the RIL Persons' and the Revolution Persons' beneficial ownership can accurately be described as follows:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to direct the vote: 6,666,667
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 6,666,667.
Transactions in the class effected during the past sixty days: None other than the Private Placement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
SPA. The information contained in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

Registration Rights Agreement. As part of the Private Placement, FHNB among other investors in the Private Placement entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"), pursuant to which the Issuer is obligated to file a registration statement (and subsequent additional registration statements, as required) with the SEC to register the shares of Common Stock issued in the Private Placement and Common Stock issuable upon conversion of the other securities issued in the Private Placement for resale. The Registration Rights Agreement obligates the Issuer to use its reasonable best efforts to file such initial registration statement no later than the sixtieth (60th) day following the closing of the Private Placement and to cause such registration statement or any subsequent additional registration statement to be declared effective by the SEC no later than the ninetieth (90th) day after the filing of such registration statement.

The foregoing summaries of the SPA and Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are filed as Exhibit 10.1 (SPA) and Exhibit 10.3 (Registration Rights Agreement) to this Schedule 13D and incorporated herein by reference.

Joint Filing Agreement. The Reporting Persons have entered into a Joint Filing Agreement, filed herewith as Exhibit 1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Exchange Act. The information contained in Items 2, 3 and 4 of this Schedule 13D is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement.

Exhibit 10.1 Securities Purchase Agreement between FHNB, among other investors, and the Issuer, dated as of March 20, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on March 21, 2025) (https://www.sec.gov/Archives/edgar/data/0001098146/000117184325001608/exh_101.htm).

Exhibit 10.2. Registration Rights Agreement between FHNB and the Issuer, among others, dated as of March 20, 2025 (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on March 21, 2025) (https://www.sec.gov/Archives/edgar/data/0001098146/000117184325001608/exh_103.htm).

## Signatures
- FHNB LLC: /s/ Jack Lambert, Jack Lambert/President (04/11/2025)
- FlyHouse Management LLC: /s/ Jack Lambert, Jack Lambert/President (04/11/2025)
- RIL Capital LLC: /s/ Sanford Michelman, Sanford Michelman/Manager (04/11/2025)
- Revolution Worldwide LLC: /s/ Bryan Ezralow, Bryan Ezralow/Trustee of Co-Managing Member, The Bryan Ezralow 1994 Trust (04/11/2025)
- Revolution Worldwide LLC: /s/ Marc Ezralow, Marc Ezralow/Trustee of Co-Managing Member, The Marc Ezralow 1997 Trust (04/11/2025)
- Spencer Talia Living Trust: /s/ Sanford Michelman, Sanford Michelman/Co-Trustee (04/11/2025)
- Sanford Michelman: /s/ Sanford Michelman, Sanford Michelman (04/11/2025)
- Laura Michelman: /s/ Laura Michelman, Laura Michelman (04/11/2025)
- Jean S. Lee: /s/ Jean S. Lee, Jean S. Lee (04/11/2025)
- The Bryan Ezralow 1994 Trust: /s/ Bryan Ezralow, Bryan Ezralow/Trustee (04/11/2025)
- Bryan Ezralow: /s/ Bryan Ezralow, Bryan Ezralow (04/11/2025)
- The Marc Ezralow 1997 Trust: /s/ Marc Ezralow, Marc Ezralow/Trustee (04/11/2025)
- Marc Ezralow: /s/ Marc Ezralow, Marc Ezralow (04/11/2025)